UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Olink Holding AB (publ)

(Name of Subject Company)

Olink Holding AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing one Common Share, quota value SEK 2.431906612623020 per share

Common Shares, quota value SEK 2.431906612623020 per share

(Title of Class of Securities)

680710100*

(CUSIP Number of Class of Securities)

Olink Proteomics Inc.

130 Turner St. Building 2, Suite 230

Waltham, MA 02453, USA Tel: (617) 393-3933

Attn: Linda Ramirez-Eaves, General Counsel

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark Mandel, Esq.	Piotr Korzynski, Esq.
Baker & McKenzie LLP	Baker & McKenzie LLP
452 Fifth Avenue	300 East Randolph Street, Suite 5000
New York, New York 10018	Chicago, IL 60601
(212) 626-4100	(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Olink Holding AB (publ), a public limited liability company organized under the laws of Sweden (“Olink” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 31, 2023, relating to the tender offer by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”) and a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Parent”), to acquire all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Common Shares”) and all of the outstanding American Depositary Shares, each representing one Common Share (the “ADSs”), of the Company in exchange for $26.00 per Common Share, representing $26.00 per ADS, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying ADS Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal”) and Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form”). The Offer to Purchase, the ADS Letter of Transmittal, and the Acceptance Form were previously filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the Tender Offer Statement filed under cover of Schedule TO with the SEC on October 31, 2023, by Thermo Fisher.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment is being filed to amend and supplement the Item set forth below.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits below (a)(5)(H) as Exhibit (a)(5)(I), Exhibit (a)(5)(J) and Exhibit (a)(5)(K), respectively.

Exhibit No.	Description
(a)(5)(I)	Olink Holding AB (publ) Employee FAQs, dated November 13, 2023.
(a)(5)(J)	Message to former and current Olink Holding AB (publ) employees on the employee portal website published by Global Shares on November 13, 2023 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO-T/A filed by Thermo Fisher Scientific, Inc. with the SEC on November 13, 2023 (the “Schedule TO-T/A”)).
(a)(5)(K)	Email to former and current Olink Holding AB (publ) employees from Global Shares on November 13, 2023 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO-T/A).

A-3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OLINK HOLDING AB (PUBL)

Date: November 13, 2023	By:	/s/ Jon Heimer
		Name:	Jon Heimer
		Title:	Chief Executive Officer